Via Facsimile and U.S. Mail
Mail Stop 4720

February 2, 2010

J. David Boyle II
Senior Vice President and Chief Financial Officer
AVI BioPharma, Inc.
3450 Monte Villa Parkway, Suite 101
Bothel, Washington 98021

Re: AVI BioPharma, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Schedule 14A filed April 14, 2009
      File Number: 001-14895

Dear Mr. Boyle:

        We have reviewed your letter dated January 20, 2010 and have the following
comments. We have limited our review of your filings to those issues we have addressed
in our comments. In our comments, we ask you to provide us with information to better
understand your disclosures. Where a comment requests you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Strategic Alliances, page 5

1. We note your response to our prior comment 1. With respect to several of the
    agreements, you describe the royalty as a "double-digit" royalty. Since double-
    digit could be anywhere from 10% to 99%, please revise your proposed disclosure
    to provide a narrower range of royalties (for example, low teens or high teens).

Also, the termination of several of the agreements depends on part on the expiration of the last to expire patent. Please revise your proposed disclosure to provide an indication of the year in which the last patent for the applicable agreement will expire.

Schedule 14A filed April 14, 2009

Executive Compensation
Compensation Discussion and Analysis
Performance Factors in 2008, page 12

2. Your response to our prior comment 3 indicates that you will quantify the achievement of goals/milestones, to the extent those are quantifiable, "except where, consistent with Instruction 4 to Item 402(b) of Regulation S-K, disclosure of which would result in competitive harm for the Company." Please provide us with a detailed analysis supporting your belief that quantification of any of the goals/milestones would result in competitive harm to the Company.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director